UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125 106
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Crescera Educacional II Fundo de Investimento em Participações Multiestratégia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 24,237,126
	7	SOLE DISPOSITIVE POWER 24,237,126
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,237,126(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.9%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Aggregate amount beneficially owned by Crescera Educacional II Fundo de Investimento em Participações Multiestratégia (the “Reporting Person”) as of December 31, 2020. Consists of 24,237,126 Class B common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time. The amount beneficially owned by the Reporting Person as of December 31, 2020 was 24,237,126 Class B common shares.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 45,112,416 Class A common shares outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of December 31, 2020, the number of Class A common shares outstanding was 45,112,416 and the percentage beneficially owned by the Reporting Person was 34.9%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

ITEM 1.	(a)	Name of Issuer: Afya Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by the Reporting Person. Pursuant to a Shareholders’ Agreement, dated as of July 7, 2019 (the “Shareholders’ Agreement”), among the Reporting Person, Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves (the “Esteves Shareholders”) and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves (solely as successors), the Reporting Person has agreed to certain arrangements with respect to its Shares. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Person in this Schedule 13G and the Esteves Shareholders may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person expressly disclaims beneficial ownership over any Class A common shares that it may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. The Esteves Shareholders are separately making Schedule 13G filings reporting their beneficial ownership of Class A common shares.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Crescera Educacional II Fundo de Investimento em Participações Multiestratégia is Av. Brigadeiro Faria Lima, 3144 - 3º Andar Itaim Bibi - São Paulo, São Paulo, Brazil.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G01125 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 45,112,416 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

(a)	Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

CRESCERA EDUCACIONAL II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Daniel Arthur Borghi
Name:	Daniel Arthur Borghi
Title:	Director

By:	/s/ Felipe Samuel Argalji
Name:	Felipe Samuel Argalji
Title:	Director